SIONIX CORPORATION

May 20, 2011

VIA EDGAR

Jay Ingram
Jessica Kane
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          Sionix Corporation
Registration Statement on Form S-1
Filed on March 10, 2011 and amended on March 21, 2011,
April 26, 2011, May 12, 2011, May 18, 2011 and May 20, 2011
File No. 333-172729

Dear Mr. Ingram and Ms. Kane:

Sionix Corporation (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m., Eastern time, on May 20, 2011 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIONIX CORPORATION

/s/ James R. Currier
James R. Currier, Chief Executive Officer